Exhibit 99.1

Westport Reports Fourth Quarter & Year End Financial Results
~Annual Revenues Up 70% Year Over Year on Over 4,000 Units Shipped; 4th Quarter
Revenues up 72% Over Last Year~

June 8, 2009

VANCOUVER, BC – Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today reported financial results for the fourth quarter and fiscal year ended March 31, 2009 (FY2009), and provided an update on operations.

“Fiscal 2009 was a remarkable year in Westport’s development,” said David Demers, Westport’s Chief Executive Officer. “Our record revenue growth is due to the successful introduction of major new products in both truck and bus engines from Cummins Westport (CWI) and heavy-duty LNG systems in Westport HD. We saw growth and growth opportunities in all of our core markets and all over the world, including India, where CWI, with local partners, Cummins India Ltd, won its single largest order in history for 3,125 natural gas buses equipped with CWI’s B Gas Plus engine. As well, several new projects emerged to produce bio-methane of sufficient purity to be used in our vehicles, suggesting that natural gas is not only clean but could become completely sustainable.”

“That said, the economic collapse in the second half of the year has generated market confusion. With the publicity around major new government initiatives such as the NATGAS Act, the various global stimulus packages, and the uncertainty around carbon policy, customers are choosing to wait and see how the economics of alternative fuel vehicles develop this year. Our largest near-term opportunity, the Ports of Los Angeles (POLA) and Long Beach, have faced complex opposition to their Clean Truck Program. Although this issue appears to be resolved and the 2009 POLA program, committing up to $44 million of new incentives towards the purchase of 900 natural gas trucks is announced, there is still work to be done to find financing for prospective customers and deliver their new vehicles.”

“We will be allocating resources to new opportunities, adjusting our investment priorities, and working hard to find operational efficiencies and synergy with our many partners around the world. We believe our long term vision of global transportation markets that have transitioned from oil to cleaner, sustainable, low-carbon fuels is approaching quickly. We are confident that Westport will play its part of the transition and in the process create a substantial global business.”

Fourth Quarter Fiscal 2009 Financial and Business Highlights

•	Reported consolidated quarterly revenues at $26.3 million compared to $15.3 million for the fourth quarter of fiscal 2008, a 72% increase.
•
Reported a net loss of $12.7 million ($0.43 loss per share) for the fourth quarter ended March 31, 2009 compared to a net loss of $8.1 million ($0.30 loss per share) for fourth quarter ended March 31, 2008.

•	Juniper Engines, Westport’s joint venture with OMVL SpA of Italy, unveiled its product line of 2.0 litre and 2.4 litre engines for the forklift industrial market.
•	Announced that Westport's Management System is certified to ISO 9001:2008; certification is vital for Westport as a supplier to truck OEMs.

Full Year Fiscal 2009 Financial and Business Highlights

•	Delivered 4,038 units in fiscal 2009 as compared to 2,720 units in fiscal 2008.

Westport Innovations Inc. – Press Release

•	Reported consolidated annual revenues of $121.8 million compared to $71.5 million for fiscal 2008, an increase of 70%.
•	Reported net loss of $24.4 million ($0.81 per share) in fiscal 2009 compared to $10.3 million ($0.41 per share) in fiscal 2008.
•	Announced that San Diego Metropolitan Transit System ordered 250 Cummins Westport Inc. (CWI) ISL G engines.
•	Announced a development agreement with a leading European engine manufacturer.
•
Formed Weichai Westport Inc., a joint venture with Weichai Power Co. Ltd., China’s largest heavy duty engine manufacturer and Hong Kong Petersen. The new entity will research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines for various applications.

•	Commenced trading on the NASDAQ stock market after filing a U.S. IPO Registration Statement with the SEC.
•	Issued $15 million in unsecured, subordinated debenture units.
•	Announced CWI entered Peru market with an order for over 200 engines.
•	Partnered with Peterbilt to provide availability of Westport HD product in three Peterbilt factory-installed configurations.
•	Announced order for 3,125 CWI engines for India.
•	Partnered with PACCAR Australia to bring Westport heavy-duty systems to the Australian market under the Kenworth brand.
•	CWI announced order for an additional 260 engines to LA Metro.

Fourth Quarter & Fiscal Year 2008 Financial Results in Detail

Consolidated revenues for the three months ended March 31, 2009 were $26.3 million – an increase of $11.0 million or 72% over the same period in fiscal 2008 ($15.3 million).  On a U.S. dollar basis, consolidated revenues increased by 38%. CWI product revenues were up $10.7 million primarily as the result of increased volume of ISL G sales and increased kit revenue of $3.3 million associated with the DTC order.

For the year ended March 31, 2009, consolidated revenues increased to $121.8 million from $71.5 million in fiscal 2008, a year over year increase of 70% on 4,038 units shipped compared with 2,720 units shipped in the prior fiscal year. The increase in revenue is primarily as the result of increased sales of CWI’s ISL G in North America with demand from the transit and refuse markets and the increase in LNG systems shipped. Our products and parts are priced in US dollars and are accordingly affected by fluctuations in the US to Canadian dollar exchange rate. In US dollar terms, consolidated revenues increased by approximately 57%.

During the fiscal year, CWI revenues increased by 63% to $109.9 million from $67.3 million in the prior year. In US dollar terms, CWI’s increase was approximately 50%. Product revenue was $90.9 million on 3,907 units shipped in fiscal 2009 compared with $51.0 million on 2,684 units shipped in fiscal 2008. Non-CWI revenues were $11.9 million from the sale of 131 LNG systems for heavy duty trucks compared to $4.2 million from 36 LNG units in 2008. Sales included 122 units in North America compared with 36 in the prior year and 9 units in Australia compared with none in the previous year.

Net loss for the three months ended March 31, 2009 was $12.7 million compared to net loss of $8.1 million in the three months ended March 31, 2008. Gross margin increased by $2.4 million on higher revenues, however, gross margin percentages decreased from 30% in the fourth quarter of fiscal 2008 to 26% in fiscal 2009 as the result of higher warranty accruals on the ISL G units as well as from changes in product mix. Our share of CWI’s net income increased by $1.2 million from a loss of $0.4 million to a contribution of $0.8 million, primarily because of increased revenues and lower sales and marketing expenses in the period offset by increased taxes. Non-CWI net loss in the three months

Westport Innovations Inc. – Press Release

ended March 31, 2009 was $13.5 million compared to a net loss of $7.7 million in fiscal 2008. The $5.8 million increase was the result of increased research and development expenses of $1.8 million and sales and marketing expense of $1.5 million with increased costs primarily associated with our OEM integration work, new production facilities and reduced government funding as well as increased bonus and restructuring costs taken in the period. Non-operating expenses such as foreign exchange and long-term interest and amortization also increased by $1.3 million and gains from sale of investments decreased by $0.5 million.

Our net consolidated loss for the year ended March 31, 2009 was $24.4 million, or $0.81 per share, compared to $10.3 million, or $0.41 per share for the year ended March 31, 2008. Our non-CWI loss increased by $12.2 million, while our share of CWI net income decreased by $1.9 million. Non-CWI net loss increased from $16.1 million to $28.3 million with non-CWI operating expenses (research and development, general and administrative, and sales and marketing) up $12.6 million compared with fiscal 2008. The increase relates primarily to higher expenses associated with launching our LNG systems for the heavy duty market such as Kenworth integration costs, production related operating costs, current product support, sales and marketing expenses. Our share of CWI’s income decreased from $5.8 million in fiscal 2008 to $3.9 million in fiscal 2009 despite the increase in revenues, primarily as the result of higher warranty accruals made in the year and income taxes. The increase in warranty accruals reduced CWI gross margins from 32% to fiscal 2008 to 26% in fiscal 2009. In addition, in fiscal 2009, CWI utilized its remaining loss carryforwards and recognized income tax expense of $4.2 million compared to tax recovery of $5.6 million in the prior year. On a pre-tax basis, CWI recognized income of $12.0 million compared to $6.0 million in fiscal 2008.

Cummins Westport Inc. (CWI) Business Unit Highlights

CWI, a 50:50 global joint venture between Westport and Cummins Inc., is focused on the development, marketing and sale of mid-range, spark-ignited (SI) natural gas or liquefied petroleum gas (LPG) engines for transit bus, shuttle and urban specialty vehicles such as refuse trucks. CWI revenues increased by 63% to $109.9 million from $67.3 million in the prior year. Product revenue growth in fiscal 2009 was 135% in North America, 31% in the rest of the world, offset by a decrease of 60% in Asia. In US dollar terms, the increase was approximately 65%.

CWI contributed $3.9 million after taxes and after taking into account Cummins’ 50% share of net income compared to $5.8 million in the prior year.

During the year, CWI saw strong growth in North America, with large orders of 250 and 260 from San Diego and Los Angeles transit properties and growing demand in the refuse market. Entering a new market of Peru, the city of Lima ordered over 200 units in September. In India, the Delhi Transport Corporation, a repeat customer, has ordered over 3,000 units for its fleet, which will be delivered in cooperation with Cummins India Ltd. The year also brought a change in CWI’s engine availability in the Sterling brand, which will be retired by Daimler Trucks North America, to be available in another Daimler brand: Freightliner.

Westport Global Heavy Duty (Westport HD) Business Unit Highlights

Fiscal 2009 brought growth to the heavy duty business unit in the form of OEM development agreements and sales of heavy-duty engines and fuel systems. In the summer, Westport signed an agreement with a leading European engine manufacturer to develop a product for their vertically integrated market. In Asia, Westport signed a joint venture agreement to form a new joint venture to be called Weichai Westport Inc., with Weichai Power Co. Ltd. and Hong Kong Petersen (CNG) Equipment Ltd. The new company will engage in development and commercialization of Westport technology for use in automobiles, heavy duty trucks, power generation and shipping applications.

During the year, several California fleets ordered Westport HD-equipped trucks, including the larger orders from HayDay Farms. Factory OEM availability of Westport HD GX engine and LNG system, a key factor to growth of the business, has increased from Kenworth in North America to also include 3 Peterbilt truck configurations in North

Westport Innovations Inc. – Press Release

America, both PACCAR brands, and 3 Kenworth truck chassis in Australia.

Juniper Engines

In January 2009, Westport unveiled Juniper Engines at the ProMAT Exposition in Chicago, Illinois. The joint venture with OMVL SpA, of Italy, is initially targeting the OEM liquefied petroleum gas (LPG) forklift market, with fully integrated, high performance, low-emission solutions. The Juniper products are based on the Hyundai Motor Company’s 2.0 litre and 2.4 litre industrial engine platforms, and OMVL’s LPG multipoint injection technology. Juniper will be the manufacturer of record and the products are designed to meet EPA and CARB standards for 2010. The products are expected to be available in the second half of 2009.

Results Conference Call

Westport has scheduled a conference call for today, Monday June 8, 2009 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time or by replay. To access the conference call by telephone, please dial: 866-226-1793 (North America Toll-Free) or 416-340-2218. To access the conference call replay after the call, please dial 800-408-3053 or 416-695-5800 using the passcode #6673030. The replay will be available until June 15, 2009; however, the webcast will be archived on the Company’s website.

The live webcast of the conference call can be accessed through the Westport website at www.westport.com by selecting “Investors” and then “Investor Overview” from the main menu. Replays will be available in streaming audio on the same website shortly after the conclusion of the conference call.

To view Westport’s full FY2009 financials, please point your browser to the following link: http://www.westport.com/investor/financial.php.

2009 Annual Meeting of Shareholders

The Westport 2009 Annual Meeting of Shareholders will be held on Thursday, July 16, 2009 at 2:00 PM (Pacific Time) at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia.

About Westport Innovations Inc.

Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas.  Cummins Westport Inc., Westport’s joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  BTIC Westport Inc., Westport’s joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles.  www.westport.com

Note:  This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of our products, future market opportunities, our estimates and assumptions used in our accounting policies, accruals, and financial condition. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of clean air plans at the Port of Los Angeles and Long Beach and other global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors that may affect our actual results, performance or achievements or financial position discussed in our most

Westport Innovations Inc. – Press Release

recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

Inquiries:
Darren Seed
Director, Investor Relations
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

Consolidated Financial Statements (Expressed in thousands of Canadian dollars) WESTPORT INNOVATIONS INC. Years ended March 31, 2009, 2008 and 2007

WESTPORT INNOVATIONS INC. Consolidated Balance Sheets (Expressed in thousands of Canadian dollars) March 31, 2009 and 2008

	2009	2008

Assets
Current assets:
Cash and cash equivalents	$39,043	$7,560
Short-term investments	43,576	15,202
Accounts receivable	6,417	7,028
Loan receivable	11,234	6,774
Inventories	13,982	9,020
Prepaid expenses	1,387	1,033
Current portion of future income tax assets	4,451	4,944
	120,090	51,561
Long-term investments	1,935	18,754
Equipment, furniture and leasehold improvements	7,712	3,685
Intellectual property	430	574
Future income tax asset	5,337	4,366

	$135,504	$78,940

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$14,359	$8,470
Deferred revenue	546	205
Demand installment loan	4,642	5,776
Short-term debt	1,614	5,995
Current portion of long-term debt	17	54
Current portion of warranty liability	12,222	4,899
Obligation to issue warrants	-	4,000
	33,400	29,399

Warranty liability	12,369	4,258
Long-term debt	11,353	8
Other long-term liabilities	4,821	1,496
Joint Venture Partners’ share of net assets of joint ventures	12,603	13,983
74,546	49,144

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value Unlimited preferred shares in series, no par value
Issued:
32,040,540 (2008 - 27,416,993) common shares	311,855	258,202
Other equity instruments	12,319	3,079
Additional paid in capital	5,263	5,097
Deficit	(271,885)	(247,460)
Accumulated other comprehensive income	3,406	10,878
	60,958	29,796
Commitments and contingencies

	$135,504	$78,940

WESTPORT INNOVATIONS INC. Consolidated Statements of Operations (Expressed in thousands of Canadian dollars, except share and per share amounts) Years ended March 31, 2009, 2008 and 2007

	2009	2008	2007

Product revenue	$102,755	$55,238	$47,195
Parts revenue	19,082	16,298	13,285
	121,837	71,536	60,480

Cost of revenue and expenses:
Cost of revenue	91,020	49,023	38,381
Research and development	30,982	23,026	21,891
General and administrative	8,575	6,033	6,882
Sales and marketing	15,071	10,550	7,077
Foreign exchange loss (gain)	682	1,287	(102)
Depreciation and amortization	1,978	1,550	1,410
Bank charges, interest and other	469	280	408
	148,777	91,749	75,947

Loss before undernoted	(26,940)	(20,213)	(15,467)

Loss from investment accounted for by the equity method	(1,021)	-	-
Interest on long-term debt and amortization of discount	(1,879)	(986)	(1,718)
Interest and other income	1,882	1,316	764
Gain on sale of long-term investments	14,275	10,659	8,120

Loss before income taxes and Joint Venture Partners’ share of income from joint ventures	(13,683)	(9,224)	(8,301)

Income tax recovery (expense):
Current	(3,276)	(218)	(404)
Future	(3,245)	4,691	3,455
	(6,521)	4,473	3,051

Loss before Joint Venture Partners’ share of income from joint ventures	(20,204)	(4,751)	(5,250)

Joint Venture Partners’ share of net income from joint ventures	(4,221)	(5,564)	(6,057)

Loss for the year	$(24,425)	$(10,315)	$(11,307)

Basic and diluted loss per share	$(0.81)	$(0.41)	$(0.53)

Weighted average common shares outstanding - Basic and diluted	30,268,947	25,167,966	21,478,521

WESTPORT INNOVATIONS INC. Consolidated Statements of Comprehensive Income (Loss) (Expressed in thousands of Canadian dollars) Years ended March 31, 2009, 2008 and 2007

2009		2008	2007

Loss for the year	$(24,425)	$(10,315)	(11,307)
Other comprehensive income (loss)
Unrealized gain on available for sale securities, net of tax of $323 (2008 -$181)	1,781	645	-
Reclassification of net realized gains on available for sale securities to net loss, net of tax of $2,454 (2008 - $1,345)	(12,119)	(6,799)	-
Cumulative translation adjustment	3,659	-	-
Reclassification of realized foreign exchange gain on payment of dividend by joint venture	(793)	-	-
	(7,472)	(6,154)	-

Comprehensive loss	$(31,897)	$(16,469)	(11,307)

WESTPORT INNOVATIONS INC. Consolidated Statements of Shareholders’ Equity (Expressed in thousands of Canadian dollars, except share amounts) Years ended March 31, 2009, 2008 and 2007

						Accumulated other
	Common shares	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Comprehensive income	Shareholders’ equity

Balance, March 31, 2006	21,254,792	$231,180	$2,359	$4,771	$(228,558)	-	$9,752
Shares issued for intellectual property	174,030	602	-	-	-	-	602
Issue of common shares on exercise of performance share units	81,052	555	(555)	-	-	-	-
Shares issued for settlement of accrued interest	114,720	498	-	-	-	-	498
Share issue costs	-	(5)	-	-	-	-	(5)
Value of warrants issued with long-term debt and conversion options (10(c))	-	-	8,989	-	-	-	8,989
Stock-based compensation	-	-	1,559	530	-	-	2,089
Net loss for the year	-	-	-	-	(11,307)	-	(11,307)

Balance, March 31, 2007	21,624,594	232,830	12,352	5,301	(239,865)	-	10,618
Transitional adjustment on adoption of new accounting standards for financial instruments, (net of tax of $3,370)	-	-	-	-	3,483	17,032	20,515

Balance, April 1, 2007	21,624,594	232,830	12,352	5,301	(236,382)	17,032	31,133
Issue of common shares on exercise of stock options	232,024	1,967	-	(762)	-	-	1,205
Issue of common shares on exercise of performance share units	60,383	390	(390)	-	-	-	-
Issue of common shares on conversion of subordinated convertible notes and settlement of accrued interest	4,831,801	21,759	(7,569)	-	(763)	-	13,427
Issue of common shares on exercise of warrants	668,191	1,420	(1,420)	-	-	-	-
Share issue costs	-	(164)	-	-	-	-	(164)
Stock-based compensation	-	-	106	558	-	-	664
Net loss for the year	-	-	-	-	(10,315)	-	(10,315)
Other comprehensive loss	-	-	-	-	-	(6,154)	(6,154)

Balance, March 31, 2008	27,416,993	258,202	3,079	5,097	(247,460)	10,878	29,796

Issue of common shares on exercise of stock options	104,669	939	-	(357)	-	-	582
Issue of common shares on exercise of performance share units	3,947	23	(23)	-	-	-	-
Issue of common shares on settlement of accrued interest	14,931	249	-	-	-	-	249
Issue of common shares on public offering	4,500,000	57,348	-	-	-	-	57,348
Share issue costs	-	(4,906)	-	-	-	-	(4,906)
Value of warrants issued with long-term debt	-	-	3,847	-	-	-	3,847
Value of warrants issued to settle obligation to issue warrants	-	-	4,000	-	-	-	4,000
Financing costs incurred	-	-	(307)	-	-	-	(307)
Stock-based compensation	-	-	1,723	523	-	-	2,246
Net loss for the year	-	-	-	-	(24,425)	-	(24,425)
Other comprehensive loss	-	-	-	-	-	(7,472)	(7,472)

Balance, March 31, 2009	32,040,540	$311,855	$12,319	$5,263	$(271,885)	$3,406	$60,958

WESTPORT INNOVATIONS INC. Consolidated Statements of Cash Flows (Expressed in thousands of Canadian dollars) Years ended March 31, 2009, 2008 and 2007

	2009	2008	2007

Cash flows from operations:
Loss for the year	$(24,425)	$(10,315)	$(11,307)
Items not involving cash:
Depreciation and amortization	1,978	1,550	1,410
Stock-based compensation expense	2,246	664	2,089
Accretion of TPC warrants	-	-	571
Future income tax expense (recovery)	3,245	(4,691)	(3,455)
Change in deferred lease inducements	(321)	(251)	(164)
Gain on sale of long-term investments	(14,275)	(10,659)	(8,120)
Joint Venture Partners’ share of net income from joint ventures	4,221	5,564	6,057
Loss from investment accounted for by the equity method	1,021	-	-
Accretion of long-term debt	866	690	1,663
Other	(181)	(146)	(69)
Changes in non-cash operating working capital:
Accounts receivable	1,004	3,853	(4,744)
Inventories	(4,962)	(6,204)	(1,963)
Prepaid expenses	(354)	(250)	(62)
Accounts payable and accrued liabilities	5,545	2,343	2,353
Deferred revenue	2,948	(133)	129
Warranty liability	12,168	2,186	1,201
	(9,276)	(15,799)	(14,411)
Cash flows from investments:
Purchase of equipment, furniture and leasehold improvements	(5,904)	(1,690)	(1,175)
Proceeds on disposition of equipment, furniture and leasehold improvements	-	609	12
Sale (purchase) of short-term investments, net	(27,024)	6,725	(14,593)
Purchase of long-term investments	-	-	(51)
Disposition of long-term investments	19,379	17,977	605
Advances on loans receivable	(18,948)	(6,774)	-
Repayment on loans receivable	17,307	-	-
Investment in joint venture	(1,500)	-	-
Sale of interest in subsidiary	-	-	4,198
Proceeds from joint venture partner	-	425	-
Deferred transaction costs incurred	-	-	(764)
Leasehold inducement	325	-	-
	(16,365)	17,272	(11,768)
Cash flows from financing:
Issue of demand instalment loan	500	5,000	-
Repayment of demand instalment loan	(1,634)	(837)	(894)
Increase in short-term debt	170	5,995	-
Repayment of short-term debt	(5,449)	-	-
Increase in bank loan	-	-	7,346
Repayment of bank loan and other long term debt	(103)	(6,814)	(790)
Issuance of debenture notes	15,000	-	-
Issuance of convertible notes	-	-	22,092
Finance costs incurred	(1,006)	-	(915)
Shares issued for cash	57,930	1,205	-
Share issue costs	(4,906)	(164)	(5)
Dividends paid to joint venture partner	(9,259)	-	-
	51,243	4,385	26,834
Effect of foreign exchange on cash and cash equivalents	5,881	-	-

Increase in cash and cash equivalents	31,483	5,858	655

Cash and cash equivalents, beginning of year	7,560	1,702	1,047

Cash and cash equivalents, end of year	$39,043	$7,560	$1,702

WESTPORT INNOVATIONS INC. Consolidated Statements of Cash Flows, Continued (Expressed in thousands of Canadian dollars) Years ended March 31, 2009, 2008 and 2007

	2009	2008	2007
Supplementary information:
Interest paid	$956	$473	$379
Taxes paid	1,771	479	15
Non-cash transactions:
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	50	-	-
Shares issued on exercise of performance share units	23	390	555
Shares issued for acquisition of intellectual property	-	-	602
Shares issued on conversion of debt	-	21,115	-
Shares issued for settlement of interest on convertible notes	249	644	498
Broker warrants issued with subordinated debt	284	-	-
Shares issued on cashless exercise of warrants	-	1,420	-
Warrants issued on obligation to settle warrants	4,000	-	-